Exhibit 99.1

Powell Max Limited Acquires Stake in Parent Company of the Iconic Remington Firearms Brand

Agreement Provides an Exclusive 12-Month period to acquire Majority Ownership of the Remington Firearms Business

Boca Raton, FL, Sept. 28, 2026 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (“Powell Max” or the “Company”), today announced that it has signed a share exchange agreement with Blackrod Holdings, LLC, the parent company of Remington Firearms. The agreement marks a significant step in PMAX’s strategy to expand into new markets and pursue opportunities for growth.

In connection with the transaction, PMAX has initially acquired a minority stake in Blackrod and the agreement establishes an exclusivity period to pursue a larger business combination. The parties intend to negotiate a definitive agreement under which PMAX would acquire the remaining ownership interests in Blackrod.

“Remington is one of the most recognizable names in the firearms industry, with a legacy that resonates with generations of customers,” said Geordan Pursglove, Chairman and Chief Executive Officer of PMAX. “This agreement reflects our commitment to pursuing transactions that we believe will create long-term shareholder value. We see tremendous potential in the combination of Remington’s brand recognition, experienced management team and rich history, and we are excited to be part of the business’s next phase of growth. We look forward to working closely with Blackrod’s team during the exclusivity period to continue due diligence and negotiate the larger transaction that we believe will benefit both companies and their shareholders. We are excited by what this opportunity could mean for PMAX’s future.”

“We’re very pleased to be working with PMAX and excited about the opportunities ahead,” said Todd McCoig, President of Remington Firearms. “The Remington brand has a proud history and an enduring connection with generations of customers, and we believe this relationship can help position the company for continued growth and long-term success.”

Both parties have agreed to negotiate in good faith toward a definitive agreement for PMAX to acquire the remaining ownership interests in Blackrod. The parties are working together toward that goal and are enthusiastic about the opportunity ahead. While completion of a larger transaction is subject to further negotiation and cannot be assured, this signed agreement provides an exclusive period for the parties to pursue it. Blackrod and its members are restricted from soliciting or negotiating competing acquisition proposals for the 12 months after this initial closing, unless the agreement is terminated earlier. PMAX looks forward to sharing updates as the parties make progress.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company maintains a U.S. subsidiary incorporated in Delaware, with corporate staff located in Boca Raton, Florida. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed acquisition of Blackrod Holdings, LLC, the expected timing and completion of due diligence and the definitive agreement, the anticipated working capital funding, the availability of financing, and the expected benefits of the transaction. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. Actual results could differ materially from those described in these forward-looking statements due to certain risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent annual report on Form 20-F and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investors Contact:

IR@PMAXltd.com